Exhibit 99.1

SECOND AMENDING AGREEMENT
THIS AGREEMENT is made as of March 2, 2020
BETWEEN:
BAYTEX ENERGY LIMITED PARTNERSHIP (hereinafter referred to as the “Borrower”)
- and -
EACH OF THE FINANCIAL INSTITUTIONS WHICH ARE OR HEREAFTER BECOME LENDERS UNDER THE AMENDED CREDIT AGREEMENT (hereinafter referred to as the “Lenders”)
- and -
THE BANK OF NOVA SCOTIA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”)

WHEREAS the parties hereto have agreed to amend and supplement certain provisions of the Credit Agreement as hereinafter set forth;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1	Interpretation

1.1	In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this second amending agreement, as amended, modified, supplemented or restated from time to time.
“Amended Credit Agreement” means the Credit Agreement, as amended by this Agreement.
"Credit Agreement" means the amended and restated credit agreement made as of August 22, 2018 between the Borrower, the Lenders and the Agent, as amended by a first amending agreement made as of May 2, 2019.
“July 2022 Debentures” means the 6.625% series C senior unsecured debentures issued by BEC and due on July 19, 2022 under the amended and restated trust indenture dated as of January 1, 2011 among BEC, the guarantors party thereto and Valiant Trust Company, as indenture trustee.

1.2	Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3
The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless the context otherwise requires, references herein to "Sections" are to Sections of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.4	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.5	The following schedule is annexed hereto and is incorporated by reference and deemed to be part hereof:
Schedule A – Form of Confirmation of Guarantee and Security.

2	Amendments and Supplements to Credit Agreement

2.1
Extension of Maturity Date. The Maturity Date is hereby extended from June 4, 2021 to June 4, 2024; provided that if either (i) the Refinancing Event (as defined in the BEC Credit Agreement) has not occurred on or before April 1, 2024 or (ii) the Repayment Test (as defined in the BEC Credit Agreement) cannot be satisfied on April 1, 2024, then the Maturity Date shall be deemed to be April 2, 2024.

2.2
Amendment to Permitted Debt. The existing definition of “Permitted Debt” contained in Section 1.1 of the Credit Agreement is hereby amended by renumbering the existing subsection (j) as a new subsection (k) and by adding a new subsection (j) which reads as follows:

“(j) Debt owing by any of the Loan Parties under the Notes and Other Unsecured Debt (as defined in the BEC Credit Agreement); provided that such Loan Parties have provided Security under and as defined in this Agreement and Security under and as defined in the BEC Credit Agreement;”
2.3    Changes in Pricing. Schedule B (Applicable Pricing Margin) to the Credit Agreement is hereby amended as follows:

(a)	by deleting “Level 7” in Section 3 thereof and replacing it with “Level 6”; and

(b)	by deleting the table contained therein in its entirety and substituting the following table therefor:

Level	Senior Secured Debt to EBITDA Ratio	Applicable Pricing Margin on Prime Loans and U.S. Base Rate Advances	Applicable Pricing Margin on Libor Advances, BA Stamping Fees for Bankers' Acceptances
1	less than or equal to 0.50:1.00	[redacted]
2	greater than 0.50:1.00 and less than or equal to 1.00:1.00
3	greater than 1.00:1.00 and less than or equal to 1.75:1.00
4	greater than 1.75:1.00 and less than or equal to 2.25:1.00
5	greater than 2.25:1.00 and less than or equal to 3.00:1.00
6	greater than 3.00:1.00

The above amendments to the table contained in the definition of Applicable Pricing Rate will become effective in an equivalent manner to the adjustment mechanism contemplated in Schedule B to the Credit Agreement.

2.4	Addition to Market Disruption Respecting CDOR Advances. Article 12 of the Credit Agreement is hereby amended by adding a new Section 12.4A immediately after Section 12.4 which reads as follows:
“12.4A Market Disruption - CDOR Advances
If at any time the Agent determines (which determination shall be conclusive, absent manifest error) that:

(a)
adequate and reasonable means do not exist for ascertaining the CDOR Rate, including because the Reuters Screen CDOR page is not available or published on a current basis for the applicable period and such circumstances are unlikely to be temporary;

(b)
the administrator of the CDOR Rate or a Governmental Authority having jurisdiction over such administrator has made a public statement identifying a specific date after which the CDOR Rate will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans;

(c)
a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be permitted to be used for determining the interest rate of loans (each such specific date in clause (ii) above and in this clause (iii) a “CDOR Scheduled Unavailability Date”); or

(d)
syndicated loans in Canada currently being executed, or that include language similar to that contained in this Section 12.4A, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the CDOR Rate, then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrower may mutually agree upon a successor rate to the CDOR Rate, and the Agent and the Borrower may amend this Agreement to replace the CDOR Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, the Majority Lenders have delivered to the Agent written notice that such Lenders do not accept such amendment.

If no CDOR Successor Rate has been determined and the circumstances under clause 12.4A(a) or 12.4A(d) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Bankers’ Acceptances and BA Equivalent Advances, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods). Upon receipt of such notice, the Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of Bankers’ Acceptances or BA Equivalent Advances, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Advances, or applicable periods) or, failing that, will be deemed to have converted such request into a request for Drawdown of Prime Loans in the amount specified therein without regard to clause (b) of the definition of Prime Rate.

Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, the Reuters Screen Page CDOR shall be deemed not to be included or referenced in the definition of Prime Rate.”

2.5
Acknowledgement Regarding Any Supported QFCs. Article 16 of the Credit Agreement is hereby amended by renumbering the existing Section 16.15 as a new Section 16.16 and by adding a new Section 16.15 which reads as follows:

“16.15 Acknowledgement Regarding Any Supported QFCs
To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

(a)
in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and

(b)	as used in this Section 16.15, the following terms have the following meanings:

(i)	“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

(iii)	“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

(iv)	“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

3	Fees

3.1
Extension Fee in Respect of the Facility. The Borrower hereby agrees to pay to the Agent, for the account of each Lender, an extension fee in Canadian Dollars in an amount equal to [redacted] per annum (or [redacted] in total) of the aggregate amount of each such Lender's Commitments under the Facility (after giving effect hereto).

4	Representations and Warranties
The General Partner and the Borrower, for and on behalf of itself and each Material Subsidiary, represents and warrants to the Agent and Lenders as follows:

(a)
Organization and Power. The Borrower and each Material Subsidiary that is a partnership or trust has the capacity and power to execute and deliver this Agreement and the Confirmation (as applicable), to comply with the provisions thereof and to duly perform and observe all of its obligations under this Agreement, the Amended Credit Agreement and the Confirmation, as applicable, and the entering into of this Agreement and the Confirmation (as applicable) and the performance and observance by it of its obligations hereunder and thereunder have been duly authorized by all necessary partnership action or trust action, as applicable. The General Partner and each corporate Material Subsidiary is a corporation has the capacity and power to execute and deliver this Agreement and the Confirmation (as applicable), to comply with the provisions of this Agreement, the Amended Credit Agreement and the Confirmation, as applicable, and to duly perform and observe all of its obligations hereunder and thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action.

(b)
No Violation. The execution and delivery by the General Partner, the Borrower and each Material Subsidiary of this Agreement and the Confirmation (as applicable) and the performance by the General Partner, the Borrower and each Material Subsidiary of its obligations under this Agreement, the Amended Credit Agreement and the Confirmation, will not violate any provisions of: (i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction, (ii) its Constating Documents, or (iii) any agreement, deed, undertaking or instrument to which it is a party or by which it or Collateral are bound except to the extent any violation would not individually or in the aggregate have a Material Adverse Change.

(c)
Enforceability. Each of this Agreement, the Amended Credit Agreement and the Confirmation constitutes, or when executed and delivered by the General Partner, the Borrower or each Material Subsidiary (as applicable) will constitute, a legal, valid and binding obligation of such Person enforceable in accordance with its terms, except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by moratorium laws from time to time in effect.

(d)
General Partner. The General Partner: (i) has all necessary corporate capacity and authority, and partnership authority, to execute and deliver this Agreement and the Confirmation, for and on behalf of itself and the Borrower, and to perform its and the Borrower's obligations under this Agreement, the Amended Credit Agreement and the Confirmation, and (ii) has taken all necessary action (including under the terms of the Borrower's Constating Documents) to execute and deliver this Agreement and the Confirmation and to perform its and the Borrower's obligations under this Agreement, the Amended Credit Agreement and the Confirmation.

(e)
Credit Agreement Representations and Warranties. Each of the representations and warranties of the General Partner and the Borrower set forth in Section 8.1 of the Credit Agreement is true and accurate in all material respects as of the date hereof (and in all respects if any such representation or warranty is already qualified by materiality) other than any such representations and warranties which expressly speak of an earlier date.

(f)
No Default. No Default or Event of Default has occurred or is continuing or shall result from or exist immediately after the coming into effect of the amendments and supplements to the Credit Agreement contemplated hereby.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by or on behalf of the Agent, the Lenders or Lenders' counsel. Such representations and warranties shall survive until the Credit Agreement has been terminated.

5	Conditions Precedent
The amendments and supplements to the Credit Agreement contained herein shall be effective upon, and shall be subject to, the satisfaction of the following conditions precedent:

(a)	each Lender has received a duly and fully executed copy of this Agreement;

(b)	the Borrower shall have paid to the Agent, for each Lender, the fees required to be paid pursuant to Section 3 hereof; and

(c)
each Material Subsidiary and each Other Guarantor (other than BTE Holdings S.a.r.l.) shall have executed and delivered to the Agent on behalf of the Lenders a Confirmation of Guarantee and Security in the form attached hereto as Schedule A (the “Confirmation”).

The foregoing conditions precedent are inserted for the sole benefit of the Lenders and the Agent and may be waived in writing by the Lenders, in whole or in part (with or without terms and conditions).

6	Post-Closing Covenants

6.1
BEC shall, by no later than March 6, 2020 (or such later date as may be agreed to by the Agent), have fully repurchased or redeemed all of the June 2021 Notes (as defined in the BEC Credit Agreement) and the July 2022 Debentures, failing which, and notwithstanding any other provision hereof or in the Amended Credit Agreement to the contrary, an Event of Default shall be deemed to exist under the Amended Credit Agreement.

6.2
BEC shall, by no later than April 2, 2020 (or such later date as may be agreed to by the Agent), have caused BTE Holdings S.a.r.l. to execute and deliver the Confirmation to the Agent, failing which, and notwithstanding any other provision hereof or in the Amended Credit Agreement to the contrary, an Event of Default shall be deemed to exist under the Amended Credit Agreement.

7	Confirmation of Credit Agreement and other Documents
The Credit Agreement and the other Loan Documents to which the Borrower and the General Partner is a party and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement, as amended and supplemented by this Agreement, and each of the other Loan Documents to which the Borrower and the General Partner is a party is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective from and as of the date hereof upon satisfaction of the conditions precedent set forth in Section 5 hereof.

8	Further Assurances
The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

9	Enurement
This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

10	Counterparts
This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart. Such executed counterparts may be delivered by facsimile or other electronic transmission and, when so delivered, shall constitute a binding agreement of the parties hereto.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, BAYTEX ENERGY LTD., as Borrower
Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

[Signature Page to the Second Amending Agreement – Term ARCA (Baytex)]

THE BANK OF NOVA SCOTIA, as Administrative Agent
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

THE BANK OF NOVA SCOTIA, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

ROYAL BANK OF CANADA, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

THE TORONTO-DOMINION BANK, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

BANK OF MONTREAL, as Lender
Per:	“Signed”

Per:

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

NATIONAL BANK OF CANADA, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

ATB FINANCIAL, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

EXPORT DEVELOPMENT CANADA, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
Per:	“Signed”

Per:	“Signed”

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
Per:	“Signed”

Per:

[Signature Page to the Second Amending Agreement - Term ARCA (Baytex)]

SCHEDULE A
TO THE SECOND AMENDING AGREEMENT
FORM OF CONFIRMATION OF GUARANTEE AND SECURITY

CONFIRMATION OF GUARANTEE AND SECURITY

TO:	The Lenders
AND TO:	The Bank of Nova Scotia, as agent of the Lenders (the "Agent")
DATE:	March 2, 2020

For good and valuable consideration (the receipt and sufficiency of which is hereby conclusively acknowledged) each of the undersigned in its capacity as a guarantor pursuant to its Guarantee and as a grantor of security under the Security to which it is party hereby: (a) consents and agrees to the terms of the Second Amending Agreement among the Borrower, the Lenders and the Agent dated as of the date first above written (the “Amending Agreement”) and the transactions contemplated thereby; (b) acknowledges and confirms the representations and warranties applicable to it in the Amending Agreement and the other Loan Documents; and (c) acknowledges that its Guarantee and the Security to which it is party each remains in full force and effect in all respects notwithstanding the amendments contained in the Amending Agreement and shall continue to exist and apply to all Loan Indebtedness under the Credit Agreement.
This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Security, as amended prior to the date hereof.
This Confirmation, insofar as it applies to each of the undersigned, shall be governed by the same governing law which in each case governs the Security given or entered into by such undersigned, as applicable.
Capitalized terms used herein shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
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BAYTEX ENERGY LIMITED PARTNERSHIP by its general partner, BAYTEX ENERGY LTD.		BAYTEX ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX ENERGY USA, INC.		BAYTEX ENERGY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 1 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Second Amending Agreement (Baytex LP Term ARCA)]

BAYTEX COMMERCIAL TRUST 2 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 3 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 4 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 5 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BAYTEX COMMERCIAL TRUST 6 by its manager, BTE FINANCE COMPANY LTD.		BAYTEX COMMERCIAL TRUST 7 by its manager, BTE FINANCE COMPANY LTD.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

[Signature page to Confirmation to Second Amending Agreement (Baytex LP Term Credit Agreement)]

BAYTEX ENERGY (LP) LTD.
Per:

Per:

[Signature page to Confirmation to Second Amending Agreement (Baytex LP Term Credit Agreement)]